Exhibit 99.1

Volvo Sells Sorred Energi to Goteborg Energi

STOCKHOLM, Sweden--(BUSINESS WIRE)--May 14, 2007--Volvo Group Real Estate AB (Nasdaq:VOLV) (STO:VOLVA) (STO:VOLVB), a subsidiary within the Volvo Group, is selling Sorred Energi AB to Goteborg Energi AB for SEK 279 M. The transaction generates a capital gain of about SEK 200 M for Volvo.

Sorred Energi's operations involve providing energy, electricity networks, hot water, compressed air, water and sewage services and to own and manage the facilities required for production and distribution within the Torslanda area. The company's customers are primary Volvo Car Corporation and AB Volvo with subsidiaries.

On the condition that the agreed terms of the transaction are fulfilled, the parties expect that the transaction will be concluded in the beginning of June 2007.

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 83,000 people, has production facilities in 18 countries and sells their products in more than 180 markets. Annual sales of the Volvo Group amount to about 27 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the Stockholm stock exchange and on NASDAQ in the US.

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CONTACT: The Volvo Group
Marten Wikforss, +46 31 66 11 27 / +46 705 59 11 49